Ariel Investment Trust

Question 77 C  Matters submitted to a vote of security holders

At the March 1, 2005 Board of Trustees meeting, the Board, including the Independent Trustees, upon the recommendation of the Adviser, approved a plan of Reorganization and Termination for Ariel Premier Bond Fund. At a special meeting of shareholders of the Fund held June 10, 2005, the results of the proxy vote were as as follows:

To Approve an Agreement and Plan of Reorganization and Termination between Ariel Investment Trust, on behalf of Ariel Premier Bond Fund ("Ariel Bond Fund"), and Neuberger Berman Income Funds, on behalf of its newly created series, Lehman Brothers Core Bond Fund, and the transactions contemplated thereby, including (a) the transfer of all the assets of Ariel Bond Fund to, and the assumption of all the liablities of Ariel Bond Fund by, Lehman Brothers Core Bond Fund in exchange solely for two classes of shares of Lehman Brothers Core Bond Fund; (b) the distribution of those Lehman Brothers Core Bond Fund shares pro rata to shareholders of the respective two classes of Ariel Bond Fund; and (c) the termination of Ariel Bond Fund.

Votes For:		6,677,112
Votes Against:		     29,701
Abstentions:		   434,463
Broker Non-Votes:	      	              0

Following this vote, the Termination and Reorganization took place on June 10, 2005. Lehman Brothers Asset Management
LLC was the investment sub-adviser to Ariel Bond Fund.